UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Apollo Medical Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

03763A 20 7

(CUSIP Number)

Robert A. Grauman, Esq.

Baker & McKenzie LLP

452 Fifth Avenue

New York NY 10018

(212) 626-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03763A 20 7

1.	Names of Reporting Persons. NNA OF NEVADA, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 800,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person CO

CUSIP No. 03763A 20 7

1.	Names of Reporting Persons. FRESENIUS MEDICAL CARE HOLDINGS, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 800,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person CO

CUSIP No. 03763A 20 7

1.	Names of Reporting Persons. FRESENIUS MEDICAL CARE AG & CO. KGaA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization GERMANY

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 800,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person PN

Item 1.                   Security and Issuer

This Schedule 13D relates to the Common Stock, par value $ 0.001 per share (the “Common Stock”) of Apollo Medical Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 700 North Brand Blvd., Suite 1400, Glendale, California 91203.  The Issuer effected a one-for-ten (1:10) reverse split of the Common Stock on April 24, 2015. All share amounts and prices included herein give effect to such reverse stock split.

Item 2.                   Identity and Background

This Schedule 13D is being filed by NNA of Nevada, Inc. (“NNA”), Fresenius Medical Care Holdings, Inc. (“FMCH”), and Fresenius Medical Care AG & Co. KGaA (“FMC AG & Co. KGaA”).  NNA, FMCH and FMC AG & Co. KGaA are hereinafter referred to collectively as the “Filing Persons” and each, individually, as a “Filing Person.”

The following sets forth certain information regarding the Filing Persons:

NNA.  NNA is a Nevada corporation and an indirect wholly-owned subsidiary of FMCH. NNA’s principal business office is located at 920 Winter Street, Waltham, MA 02451-1547.  The present principal business of NNA is its ownership of the Common Stock.

FMCH.  FMCH is a New York corporation and an indirect wholly-owned subsidiary of FMC AG & Co. KGaA.  FMCH, which conducts business under the trade name Fresenius Medical Care North America, is the holding company for the North American health care business of FMC AG & Co. KGaA.  FMCH’s principal business office is located at 920 Winter Street, Waltham, MA 02451-1547.

FMC AG & Co. KGaA.  FMC AG & Co. KGaA is a German partnership limited by shares. FMC AG & Co. KGaA is the world’s largest kidney dialysis company. FMC AG & Co. KGaA provides dialysis treatment and related dialysis care services to persons who suffer from end-stage renal disease (“ESRD”), as well as other health care services. Its dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns, operates or manages and supplying these clinics with a broad range of products in addition to selling dialysis products to other dialysis service providers. FMC AG & Co. KGaA develops, manufactures and distributes dialysis products for the treatment of ESRD, including hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. FMC AG & Co. KGaA also provides other health care services, including the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services and urgent care services.  FMC AG & Co. KGaA’s registered office (Sitz) is Hof an der Saale, Germany and its principal business office is located at Else Kröner-Strasse 1, 61352 Bad Homburg, Germany.

Information with respect to the directors and officers of the Filing Persons is set forth in Schedule A to this Schedule 13D.

The outstanding share capital of FMC AG & Co. KGaA consists of ordinary shares issued only in bearer form. Accordingly, unless it receives information regarding acquisitions of its shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, FMC AG & Co. KGaA faces difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. Persons who become “beneficial owners” of more than 5% of FMC AG & Co. KGaA’s ordinary shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934. In addition, under the German Securities Trading Act (Wertpapierhandelsgesetz or “WpHG”) persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”) of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below specified thresholds. FMC AG & Co. KGaA has been informed that as of June 30, 2016, Fresenius SE & Co. KGaA (“Fresenius SE”) owned approximately 30.9%, of FMC AG & Co. KGaA’s ordinary shares.  Fresenius SE is also the owner of all of the outstanding share capital of Fresenius Medical Care Management AG (“Management AG”), the general partner of FMC AG & Co. KGaA and, accordingly, has the sole power to elect the Supervisory Board of Management AG.  The Supervisory Board of Management AG has the sole power to appoint the Management Board of Management AG, which acts for Management AG as general partner in conducting the business of FMC AG & Co. KGaA. Through its ownership of the general partner of FMC AG & Co. KGaA, Fresenius SE has de facto management control of FMC AG & Co. KGaA.

The Fresenius SE Group of companies includes FMC AG & Co. KGaA and three other independently operated business segments, each one active in a major growth area of healthcare. In addition to FMC AG & Co. KGaA, Fresenius Helios is Germany’s largest hospital operator, Fresenius Kabi supplies essential drugs, clinical nutrition products, medical devices and services to help critically and chronically ill patients, and Fresenius Vamed plans, develops and manages healthcare facilities. Fresenius SE’s share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, based on the most recent notification to Fresenius SE pursuant to the German Securities Trading Act notification requirements referred to above, Fresenius SE has been informed that the Else Kröner-Fresenius Stiftung (the “Foundation”) owns approximately 27% of Fresenius SE’s ordinary shares. The Foundation is also the sole shareholder of Fresenius Management SE (“FSE Management”), the general partner of Fresenius SE, and has sole power to elect the Supervisory Board of FSE Management, which appoints the Management Board of FSE Management. The Management Board of FSE Management acts for FSE Management as general partner in the management of Fresenius SE.

The Foundation serves to promote medical science, primarily in the fields of research and treatment of illness, including the development of apparatus and preparations (e.g., artificial kidneys) for such purposes. The Foundation may promote only those research projects the results of which will be generally accessible to the public. The Foundation further serves to promote the education of physicians or of others concerned with the treatment and care of sick persons, primarily those working in the field of dialysis, as well as to promote the education of particularly gifted pupils and students. Pursuant to the terms of Mrs. Else Kröner’s will, under which the Foundation acquired most of its Fresenius SE ordinary shares, Mrs. Kröner’s executors exercise, through the Foundation, voting and dispositive power over the Fresenius SE ordinary shares held by the Foundation. They also exercise voting and dispositive power over the shares of FSE Management held by the Foundation.  The persons presently serving as the executors of Mrs. Kröner’s estate are Dr. Dieter Schenk, Dr. Karl Schneider and Mr. Winfried Baranowski. Dr. Schneider and Dr. Schenk are each members (and Dr. Schenk the deputy chairman) of the Supervisory Board of FSE Management. Dr. Schenk is also vice chairman of the Supervisory Board of the FMC AG & Co. KGaA and of the Supervisory Board of Management AG. Mr. Baranowski is a member of the foundation council (Stiftungsrat) of the Foundation.  Under the beneficial ownership rules of the Securities and Exchange Commission, because they hold dispositive power over the Fresenius SE ordinary shares and the FSE Management shares held directly by the Foundation, Mrs. Kröner’s executors may be deemed to beneficially own the Fresenius SE ordinary shares and FSE Management shares held by the Foundation.

During the last five years, none of the Filing Persons and to their knowledge, none of their respective directors or officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                   Source and Amount of Funds or Other Consideration

On the date of this Schedule 13D, the Filing Persons are the beneficial owners of a total of 800,000 shares of Common Stock of the Issuer.  Of such 800,000 shares, NNA (i) purchased 200,000 shares for a cash payment of $2,000,000 and (ii) acquired 600,000 shares in exchange for the “Convertible Note” in the principal amount of $2,000,000 and the “Warrants” (each as defined and described in Item 4, below, under “Credit Agreement, Investment Agreement, and Related Agreements”).  NNA obtained the funds to acquire such Common Stock, including the $2,000,000 advanced to the Issuer under the Convertible Note, from funds contributed to NNA by a subsidiary of FMCH.

Item 4.                   Purpose of Transaction

NNA acquired the Common Stock for investment and, as to 600,000 shares, in connection with the Issuer’s satisfaction of NNA’s conversion rights under a convertible note issued to NNA in March 2014 and NNA’s surrender of warrants to purchase Common Stock acquired by NNA when it acquired the convertible note.  The following description of certain provisions of the convertible note, the warrants, and certain other agreements and transactions between the Issuer and NNA is not complete and is qualified in its entirety by reference to the full text of these instruments and other agreements.  The Investment Agreement, as amended, the Registration Rights Agreement, as amended, the Shareholders Agreement and the Conversion Agreement (each as defined below) constitute exhibits to this Schedule 13D, and all of the instruments and other agreements referred to below have been filed by the Issuer as exhibits to its periodic reports filed with the Securities and Exchange Commission.

Credit Agreement, Investment Agreement, and Related Agreements

On March 28, 2014, NNA and the Issuer entered into a Credit Agreement (the “Credit Agreement”) pursuant to which NNA extended to the Issuer (i) a $1,000,000 revolving line of credit (the “Revolving Loan”) and (ii) a $7,000,000 term loan (the “Term Loan”). The Issuer drew down the full amount of the Revolving Loan on October 23, 2014. The Term Loan and Revolving Loan were to mature on March 28, 2019, subject to NNA’s right to accelerate payment on the occurrence of certain events. The Term Loan was prepayable at any time without penalty or premium. The loans extended under the Credit Agreement were secured by substantially all of the Issuer’s assets, and were guaranteed by the Issuer’s subsidiaries and consolidated entities. The guarantees were in turn secured by substantially all of the guarantors’ assets.

Concurrently with the Credit Agreement, NNA and the Issuer entered into an Investment Agreement (the “Investment Agreement”), pursuant to which NNA purchased 200,000 shares of Common Stock for cash at a purchase price of $10.00 per share, and the Issuer issued to NNA a convertible promissory note in the original principal amount of $2,000,000 (the “Convertible Note”). The Issuer drew down the full principal amount of the Convertible Note on July 30, 2014. The Convertible Note was also to mature on March 28, 2019, subject to NNA’s right to accelerate payment on the occurrence of certain events. The Issuer had the right to redeem amounts outstanding under the Convertible Note on 60 days’ prior notice to NNA. Amounts outstanding under the Convertible Note were convertible at NNA’s sole election into shares of Common Stock at an initial conversion price of $10.00 per share. The Issuer’s obligations under the Convertible Note were guaranteed by its subsidiaries and consolidated entities.  Under the Investment Agreement, the Issuer also issued warrants to NNA (the “Warrants”) to purchase 300,000 shares of Common Stock at an exercise price of $10.00 per share and 200,000 shares of Common Stock at an exercise price of $20.00 per share, in each case subject to anti-dilution adjustments.  On March 28, 2014, the Issuer and NNA also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) and the Issuer, NNA, Warren Hosseinion, M.D., and Adrian Vazquez, M.D. entered into a Shareholders Agreement (the “Shareholders Agreement”) that imposed certain restrictions on transfer of the Common Stock held by each of Dr. Hosseinion and Dr. Vazquez and granted “tag-along” rights to NNA in connection with sales of Common Stock by either of them. Dr. Hosseinion and Dr. Vazquez are presently the Chief Executive Officer and Chief Medical Officer, respectively, of the Issuer and, according to the Issuer’s Proxy Statement dated July 29, 2016, they beneficially own 19.4% and 16.7%, respectively, of the outstanding Common Stock.

On February 6, 2015, NNA and the Issuer entered into a First Amendment and Acknowledgement (the “Acknowledgement”), together with Dr. Hosseinion, and Dr. Vazquez. The Acknowledgement amended some provisions of, and/or provided waivers in connection with, each of (i) the Registration Rights Agreement, (ii) the Investment Agreement, (iii) the Convertible Note, and (iv) the Warrants. The amendments to the Registration Rights Agreement included amendments with respect to the timing of the filing deadline for a resale registration statement for the benefit of NNA.

On May 13, 2015, NNA and the Issuer entered into an Amendment to First Amendment and Acknowledgement (the “Amendment”). The Amendment amended the Acknowledgement and included an extension until June 12, 2015 of the deadline previously contemplated by the Registration Rights Agreement and the Acknowledgement for the Issuer to file a registration statement covering the sale of NNA’s registrable securities.  On July 7, 2015, NNA and the Issuer entered into an Amendment to First Amendment and Acknowledgement (the “New Amendment”). The New Amendment amended the Acknowledgement, as amended by the Amendment, and included a further extension until October 15, 2015 of the deadline for the Issuer to file a registration statement covering the sale of NNA’s registrable securities.

On August 18, 2015, the NNA and the Issuer entered into a Waiver and Consent (the “Waiver”), whereby NNA waived certain defaults and consented to certain provisions under the Credit Agreement and the Convertible Note.

The Credit Agreement, Investment Agreement and Convertible Note contained various representations, warranties and covenants that the Issuer made, including the following:

•                  The Issuer and its subsidiaries and consolidated entities were prohibited from acquiring another entity or business with a purchase price greater than $500,000 without NNA’s prior consent;

•                  The Issuer and its subsidiaries and consolidated entities were prohibited from creating or acquiring new subsidiaries without NNA’s prior approval, and the Issuer was further prohibited from creating or acquiring any subsidiary that was not wholly-owned by the Issuer or one of its subsidiaries;

•                  The Issuer was required to meet certain financial covenants as to consolidated EBITDA, leverage ratio, fixed charge coverage ratio and consolidated tangible net worth (in the case of consolidated tangible net worth, adding back certain goodwill and intangible assets of some of its acquisitions).

•                  The Issuer was prohibited from being acquired by merger or consolidation without NNA’s prior consent.

•                  With certain exceptions, neither the Issuer nor any of its subsidiaries or consolidated entities was permitted to sell or dispose of any assets;

•                  With certain exceptions, neither the Issuer nor any of its subsidiaries or consolidated entities was permitted to incur any indebtedness or permit any liens to be placed on their properties without NNA’s prior consent;

•                  With certain exceptions, neither the Issuer nor any of its subsidiaries or consolidated entities was permitted to make any dividends or distributions or repurchase shares of its capital stock without NNA’s prior consent.

Both the Convertible Note and the Warrants included the following terms:

•                  The exercise price of the Warrants and the conversion price of the Convertible Note and the number of shares underlying such securities would be adjusted under certain circumstances, resulting in the issuance of additional shares of the Issuer’s securities. This adjustment would be triggered by the issuance of Common Stock (or securities issuable into Common Stock) at a price per share less than $9.00 per share, subject to exceptions for certain exempt issuances, including the sale of Common Stock in a “Qualified IPO,” as defined in the Warrants and the Convertible Note. In addition, these adjustments would terminate on the earlier of (i) March 28, 2016 or (ii) the closing of an equity financing yielding gross cash proceeds to the Issuer of at least $2,000,000.

•                  The Issuer was required to make cash payments to NNA on a ratable basis if it made any payments to holders of restricted stock units, phantom equity rights, equity appreciation rights or any other payments calculated in reference to the valuation or changes in valuation of the Common Stock.

Under the Investment Agreement, the Issuer also granted the following rights to NNA for so long as NNA holds a specified number shares of Common Stock or Warrants or the Convertible Note convertible into such specified number of shares:

•                  NNA has the right to have one director nominated to the Issuer’s Board of Directors and each committee of the Board, and to appoint one representative to attend meetings of the Issuer’s Board and each Board committee as an observer.

•                  With certain specified exceptions, NNA had the right to subscribe for its pro rata share of any of issuances of securities on the same terms being offered to others, subject to certain exempt issuances, including a Qualified IPO.

The Registration Rights Agreement, as amended, provides NNA with the following rights, among others:

•                  The Issuer is required to prepare and file with the SEC a registration statement covering the sale of NNA’s registrable securities by April 28, 2017. If the Issuer fails to do so, on such date, and in each following month until the Issuer files the required registration statement, the Issuer must pay NNA liquidated damages of 1.5% of the total purchase price of the registrable securities owned by NNA, payable in Common Stock. The Issuer is also required to use its commercially reasonable best efforts to cause the registration statement registering NNA’s registrable securities to be declared effective by the SEC by the earlier of (i) October 27, 2017 or (ii) the 5th trading day after the date the SEC notifies the Issuer that such registration statement will not be reviewed or will not be subject to further review prior to being declared effective by the SEC.

•                  NNA has certain rights to include all of its registrable securities (except for those eligible for resale under SEC Rule 144) in any registration statement filed with the SEC for a public offering of securities by the Issuer or by any other holder of the Issuer’s equity securities.

•                  The Issuer is prohibited for an extended period of time from preparing or filing with the SEC a registration statement without the prior consent of NNA.

On October 15, 2015, the Issuer repaid all outstanding principal and accrued and unpaid interest owed to NNA under the Credit Agreement, utilizing the proceeds of a financing with an investor not affiliated with the Filing Persons, and on November 17, 2015, NNA and the Issuer entered into a Second Amendment and Conversion Agreement (the “Conversion Agreement”) providing for the satisfaction of the Issuer’s obligations relating to NNA’s conversion of the Convertible Note and exercise of the Warrants.  See “Conversion Agreement,” below.

Conversion Agreement.

On November 17, 2015, NNA and the Issuer entered into a Conversion Agreement, pursuant to which the Issuer issued 275,000 shares of Common Stock and paid accrued and unpaid interest of $47,112 to NNA, in full satisfaction of NNA’s conversion and other rights under the Convertible Note. Pursuant to the Conversion Agreement, the Issuer also issued a total of 325,000 shares of Common Stock to NNA in exchange for all of the Warrants.  NNA did not pay any cash in connection with the transactions under the Conversion Agreement.

The Conversion Agreement expressly confirmed that the 600,000 shares of Common Stock issued in satisfaction of NNA’s conversion rights and in exchange for the Warrants constitute registrable securities under the Registration Rights Agreement and also amended certain terms of the Registration Rights Agreement between the Issuer and NNA, including the deadline for filing a resale registration statement covering NNA’s registrable securities (now April 28, 2017). The Conversion Agreement also amended the Investment Agreement between the Issuer and NNA, (i) to delete NNA’s right to subscribe to purchase a pro rata share of future issuances of new equity securities and (ii) to provide that NNA must hold at least 200,000 shares of Common Stock to have the right (y) to appoint a representative to attend all meetings of the Issuer’s Board of Directors and any committee thereof in a nonvoting observer capacity, and (z) to have a representative nominated as a member of the Issuer’s Board and each committee thereof. NNA nominated Mark Fawcett, Senior Vice President and Treasurer of both NNA and Fresenius Medical Care North America as its representative on the Board and Mr. Fawcett was elected as a director of the Issuer on January 12, 2016.

As part of the Filing Persons’ continuing evaluation of, and preservation of the value of, their investment in the securities of the Issuer, the Filing Persons, through NNA’s representative on the Issuer’s Board and Board Committees, and through its observer on the Board, will participate in meetings of the Issuer’s Board and committees, and may engage, through such representatives or otherwise, in discussions with and submit inquiries to and may respond to inquiries from, various persons, including, without limitation, the Issuer’s Board of Directors, management, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Issuer and the Filing Persons’ investment in the Issuer’s securities, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer.  Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the Issuer’s Board of Directors, the market price of the Common Stock, other investment opportunities available to the Filing Persons, conditions in the securities markets and general economic and industry conditions, the Filing Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, acquire additional Common Stock, dispose of some or all of their Common Stock or cause affiliates to acquire, hold or dispose of Common Stock.

Except as described herein, the Filing Persons do not have (and, prior to the filing of this Schedule 13D, did not have) any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.                   Interest in Securities of the Issuer

On the date of this Schedule 13D, NNA is the beneficial owner of 800,000 shares of Common Stock, constituting approximately 13.4% of the outstanding Common Stock, based upon 5,956,877 shares outstanding as shown on the cover of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.  All of such 800,000 shares of Common Stock are issued and outstanding and owned directly by NNA. Such 800,000 shares excludes 10,000 shares subject to presently exercisable options held by Mark Fawcett, the Senior Vice President and Treasurer of NNA and FMCNA and a director of the Issuer.  The Filing Persons disclaim any beneficial interest in such shares.

NNA is an indirect, wholly-owned subsidiary of FMCH which, in turn is an indirect, wholly-owned subsidiary of FMC AG & Co. KGaA. Accordingly, each of FMCH and FMC AG & Co. KGaA may be deemed to beneficially own the Common Stock owned directly by NNA.  See also Item 2.

None of the Filing Persons and, to the knowledge of NNA, FMCH and FMC AG & Co. KGaA, none of their respective officers or directors has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

For descriptions of the Credit Agreement, the Investment Agreement, the Convertible Note, the Warrants the Registration Rights Agreement, the Shareholders Agreement and the Conversion Agreement, see Item 4 above.  Subject to the limitation contained in the second sentence of the first paragraph of Item 4, such descriptions are incorporated herein by reference in their entirety in response to this Item 6.

Item 7.                   Materials to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit	Agreement

99.1

Investment Agreement, between Apollo Medical Holdings, Inc. and NNA of Nevada, Inc., dated March 28, 2014 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed March 31, 2014).

99.2

Shareholders Agreement, between Apollo Medical Holdings, Inc., Warren Hosseinion, M.D., Adrian Vazquez, M.D., and NNA of Nevada, Inc., dated March 28, 2014 (incorporated by reference to exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed March 31, 2014).

99.3

Registration Rights Agreement, between Apollo Medical Holdings, Inc. and NNA of Nevada, Inc., dated March 28, 2014 (incorporated by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K filed March 31, 2014).

99.4	First Amendment and Acknowledgement, dated as of February 6, 2015, among Apollo Medical Holdings, Inc., NNA of Nevada, Inc., Warren Hosseinion, M.D. and Adrian

Vazquez, M.D. (incorporated by reference to exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed February 11, 2015).

99.5

Amendment to the First Amendment and Acknowledgement, dated as of May 13, 2015, among Apollo Medical Holdings, Inc., NNA of Nevada, Inc., Warren Hosseinion, M.D. and Adrian Vazquez, M.D. (incorporated by reference to exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed May 15, 2015).

99.6

Amendment to the First Amendment and Acknowledgement, dated as of July 7, 2015, among Apollo Medical Holdings, Inc., NNA of Nevada, Inc., Warren Hosseinion, M.D. and Adrian Vazquez, M.D. (incorporated by reference to exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed July 10, 2015).

99.7

Second Amendment and Conversion Agreement dated as of November 17, 2015 between Apollo Medical Holdings, Inc., NNA of Nevada, Inc., Warren Hosseinion, M.D. and Adrian Vazquez, M.D. (incorporated by reference to exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed November 19, 2015).

99.8

Third Amendment dated June 28, 2016 between Apollo Medical Holdings, Inc. and NNA of Nevada, Inc. (incorporated by reference to exhibit 10.71 to the Issuer’s Annual Report on Form 10-K filed June 29, 2016).

99.9	Joint Filing Agreement (filed herewith).

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2016

NNA OF NEVADA, INC.

By:	/s/ Mark Fawcett
Name:	Mark Fawcett
Title:	SVP and Treasurer

FRESENIUS MEDICAL CARE HOLDINGS, INC.

By:	/s/ Mark Fawcett
Name:	Mark Fawcett
Title:	SVP and Treasurer

FRESENIUS MEDICAL CARE AG & CO. KGaA, represented by

Fresenius Medical Care Management AG, its general partner

By:	/s/ Michael Brosnan
Name:	Michael Brosnan
Title:	Member of the Management Board

By:	/s/ Ronald J. Kuerbitz
Name:	Ronald J. Kuerbitz
Title:	Member of the Management Board

SCHEDULE A

The officers and members of the board of directors of NNA and FMCH, and the members of the Supervisory Board of FMC AG & Co. KGaA and of the Supervisory Board and the Management Board of Fresenius Medical Care Management AG, the general partner of FMC AG & Co. KGaA (“Management AG”), their present principal occupations or employment (including the name, principal business and address of any such employer),and their business addresses are set forth below.  Except as set forth below, the business address of all persons whose principal occupation or employment is as an officer and/or director of NNA and/or Fresenius Medical Care North America is 920 Winter Street, Waltham, MA 02451-1547 and the business address of all of the board members of FMC AG & Co. KGaA is Else-Kröner Strasse 1, 61352 Bad Homburg, Germany.  All of the directors and officers of NNA and FMCH are U.S. citizens, except for Oliver Maier, who is a citizen of Germany.  The citizenship of the board members of FMC AG & Co. KGaA is indicated next to their respective names, as follow:  (A) Austria; (F) France; (G) Germany; (N) Netherlands; (S) Switzerland; and (U) United States.

NNA of Nevada, Inc.

Name	Position(s)	Principal Occupation or Employment

Ronald Kuerbitz	CEO and Director	Chief Executive Officer, Fresenius Medical Care North America
William Valle	President and Director	President, Fresenius Kidney Care Group, LLC 920 Winter Street Waltham, MA 02451-1547
Peter Gladitsch	Chief Financial Officer	Chief Financial Officer, Fresenius Medical Care North America
Mark Fawcett	Sr. Vice President and Treasurer	Senior Vice President and Treasurer, Fresenius Medical Care North America
Karen Gledhill	Sr. Vice President and Secretary	Senior Vice President and Secretary, Fresenius Medical Care North America
Vito Orlando	Vice President	Vice President of Operations - Western Group Fresenius Medical Care North America
Joseph Ruma	Vice President	Vice President - Corporate Development and Acquisitions Fresenius Medical Care North America

Fresenius Medical Care Holdings, Inc.

Name	Position(s)	Principal Occupation or Employment

Ronald Kuerbitz	President, CEO and Director	Chief Executive Officer, Fresenius Medical Care North America
Peter Gladitsch	Chief Financial Officer	Chief Financial Officer, Fresenius Medical Care North America
Mark Fawcett	Sr. Vice President and Treasurer	Senior Vice President and Treasurer, Fresenius Medical Care North America
Karen Gledhill	Sr. Vice President and Secretary	Senior Vice President and Secretary, Fresenius Medical Care North America

Lisa Dombro	Vice President	Chief of Staff, Office of the CEO, Fresenius Medical Care North America
Kent Wanzek	Director	Head of Global Manufacturing and Quality, FMC AG & Co. KGaA
Oliver Maier	Director	Head of Investor Relations & Corporate Communications, FMC AG & Co. KGaA
Michael Brosnan	Director	Chief Financial Officer, FMC AG & Co. KGaA
Rice Powell	Director	Chief Executive Officer, FMC AG & Co. KGaA

FMC AG & Co. KGaA Supervisory Board

Name	Principal Occupation or Employment

Dr. Gerd Krick, Chairman (A)	Chairman of the Supervisory Board of FMC AG & Co. KGaA and of the Supervisory Boards of Fresenius SE and FSE Management
Dr. Dieter Schenk, Vice Chairman (G)	Attorney and Partner in Noerr LLP Börsenstraße 1 60313 Frankfurt am Main, Germany
Rolf A. Classon (S)	Non-executive Chairman of Hill-Rom Holdings, Inc. Two Prudential Plaza, Suite 4100 Chicago, IL 60601
William P. Johnston (U)	Operating Executive of The Carlyle Group 1001 Pennsylvania Avenue NW Washington DC 20004
Deborah Doyle McWhinney (U)	Former Chief Executive Officer and Chief Operating Officer of Citi Enterprise Payments (Citigroup, Inc.) New York NY
Pascale Witz (F)	Former Executive Vice President, Global Diabetes & Cardiovascular Sanofi S.A. 54, rue La Boétie 75008 Paris, France

Management AG Supervisory Board

Name	Principal Occupation or Employment

Stefan Sturm, Chairman (G)	Chairman of the Management Board of FSE Management and Chief Executive Officer of Fresenius SE Else Kröner-Strasse 1 61352 Bad Homburg, Germany
Dr. Dieter Schenk, Vice Chairman (G)	See “FMC AG & Co. KGaA Supervisory Board,” above
Dr. Gerd Krick (A)	See “FMC AG & Co. KGaA Supervisory Board,” above
Rolf A. Classon (S)	See “FMC AG & Co. KGaA Supervisory Board,” above
William P. Johnston (U)	See “FMC AG & Co. KGaA Supervisory Board,” above

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Management AG Management Board

Name	Principal Occupation or Employment

Rice Powell, Chairman (U)	Chairman of the Management Board of Management AG and Chief Executive Officer of FMC AG & Co. KGaA
Michael Brosnan (U)	Chief Financial Officer, FMC AG & Co. KGaA
Ronald Kuerbitz (U)	Chief Executive Officer of Fresenius Medical Care North America
Dr. Olaf Schermeier (G)	Chief Officer of Global Research & Development, FMC AG & Co. KGaA
Kent Wanzek (U)	Head of Global Manufacturing and Quality, FMC AG & Co. KGaA
Dominik Wehner (G)	Chief Executive Officer for Europe, Middle East and Africa, FMC AG & Co. KGaA
Harry de Wit (N)	Chief Executive Officer for Asia-Pacific, FMC AG & Co. KGaA

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